MARTEL CAPITAL LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Martel Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Times Sq Tower, 37th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wendy Espinoza — **646-597-6075**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe J Chalmers CPA, PC
(Name – *if individual, state last, first, middle name*)

2 Hartsdale St.	St. James	NY	11780
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Wendy Espinoza** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Martel Capital, LLC , as

of **December 31** , 20 **16** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____


Signature

CEO

Title

X _____
Notary Public

MALGORZATA T LESZCZYNSKA
Notary Public - State of New York
NO. 01LE6254612
Qualified in Kings County
My Commission Expires 01/17/20

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTEL CAPITAL LLC

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS



MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

Report of Independent Registered Public Accounting Firm

The Member of
Martel Capital LLC

I have audited the accompanying statement of financial condition of Martel Capital LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States).

In my opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Monroe J Chalmers CPA PC

St James, New York
February 28, 2017

MARTEL CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets

Cash	$	37,827
Due from member		1,500
Prepaid expenses		2,280
Total assets	$	41,607

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	10,849
Total liabilities		10,849
Member's equity		30,758
Total liabilities and member's equity	$	41,607

The accompanying notes are an integral part of these financial statements.

MARTEL CAPITAL LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Investment banking and advisory fees	$ 740,629
Other income	32,197
Total revenue	772,826
Expenses:	
Commissions	496,674
Regulatory	10,736
Professional fees	231,125
Occupancy	18,200
Other expenses	34,376
Total expenses	791,111
Net loss	$ (18,285)

The accompanying notes are an integral part of these financial statements.

MARTEL CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance - December 31, 2015	$	81,388
Net loss		(18,285)
Member's capital withdrawals		(32,345)
Balance - December 31, 2016	$	30,758

The accompanying notes are an integral part of these financial statements.

4

MARTEL CAPITAL LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows provided by operating activities:		
Net loss	$	(18,285)
Adjustments to reconcile net loss to net cash used for		
operating activities:		
Decrease in operating assets:		
Accounts receivable		10,500
Due from member		-
Prepaid expenses		9,680
Decrease in operating liabilities:		
Accounts payable and accrued expenses		(3,301)
Net cash used for operating activities		(1,405)
Cash flows from financing activities:		
Member capital withdrawals		(32,345)
Net cash used for financing activities		(32,345)
Net decrease in cash and cash equivalents		(33,750)
Cash - beginning of period		71,577
Cash - end of period	$	37,827

The accompanying notes are an integral part of these financial statements.

MARTEL CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

Note 1 - Organization and nature of business

Martel Capital LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company formed on February 22, 2011, originally as Martel Trading Group, LLC as a New York Limited Liability Company, changed its name to Martel Capital LLC on August 5, 2011 and began its current operations in August 2015. The Company is engaged in business providing investment advisory and investment banking services.

Note 2 - Significant accounting policies

Investment banking and advisory fees

Investment banking revenues include fees arising from securities offerings in which the Company acts as a placement agent and are recorded at the closing of the financing transaction. Investment advisory fees are recognized as earned based on the terms of the contract.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Subsequent Events

The Company has evaluated subsequent events through March 9, 2016, which is the date the financial statements were available to be issued.

Note 3 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2016.

Note 4 - Concentrations of credit risk

The Company is engaged in various brokerage activities whose counterparties primarily include broker-dealers, companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash balances at financial institutions that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. There was no such excess amount at December 31, 2016.

Note 5 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $26,978 which was $21,978 in excess of its required net capital of $5,000.

Note 6 - Commitments

The Company has entered into an Expense Sharing Agreement ("Agreement") with Forefront Capital Services, LLC ("FCS"). The agreement has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Pursuant to the agreement, FCS provides administrative, occupancy and other management and back-office services to the Company. For the year ended December 31, 2016 charges for these services totaled $57,500 and are included in occupancy costs.

Note 7 – Related party transactions

The Company receives consulting services under an affiliate's agreement. Under this arrangement the Company will pay $5,000 per month for services related to the Continuing Membership Application process with FINRA. This agreement will terminate at the earlier of the completion of the process or 120 days from the signing of the agreement. Payments for these consulting services totaled $20,000 in 2016.

Due from member, is a due on demand non-interest bearing advance.

Note 8 – Income taxes

The Company is a limited liability company and, as such, is not a taxpaying entity for federal and state income tax purposes. The income of the Company is reported by the members on their respective tax returns. Accordingly no provision for federal or state income taxes is recorded in the financial statements of the Company as of December 31, 2016. The Company is subject to New York City unincorporated business tax. Uncertain tax positions - The Company adopted the provisions of "*Accounting for Uncertainty in Income Taxes*" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Under *Accounting for Uncertainty in Income Taxes*, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2016, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits in progress.

MARTEL CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

Allowable capital:	
Total members' equity	$ 30,758
Less non-allowable assets:	
Due from member	1,500
Prepaid expenses and other assets	2,280
Total non-allowable assets	3,780
Net capital before haircuts on securities	26,978
Haircuts on securities	-
Net capital	$ 26,978
Aggregate indebtedness	$ 10,849
Minimum net capital required	
(the greater of $5,000 or 6 2/3% of aggregated indebtedness)	$ 5,000
Excess net capital	$ 21,978
Ratio: Aggregate indebtedness to net capital	.4021 to 1

No material differences exist between the above computation and the computation included
in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

MARTEL CAPITAL LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC rule 15c3-3.



MARTEL CAPITAL LLC
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2016

Martel Capital LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. & 240.17.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. & 240-17a-5(d)(1) and (4). To the best of its knowledge and belief for the year ended December 31, 2016, the Company states the following:

(1) The Company has identified the provisions in paragraph (k) of SEC Rule 15c3-3 (the "exemption provisions") under which Martel Capital LLC claimed an exemption from SEC Rule 15c3-3 as (k)(2)(i); and

(2) The Company met the identified exemption provision throughout the most recent fiscal year without exception.

_____

Wendy Espinoza

Martel Capital LLC

I, Wendy Espinoza, affirm that, to my best knowledge and belief, the exemption report is true and correct.

By: _Wendy Espinoza_   Signature: _Wendy Espinoza._
    Chief Compliance Officer

7 Times Sq, 37th Fl, New York, NY 10036
Phone +1 646.597.6075 www.martelcapital.com



MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

Report of Independent Registered Public Accounting Firm

The Member of
Martel Capital LLC

I have reviewed management's statements, included in the accompanying exemption report, in which (1) Martel Capital LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Martel Capital LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) and (2) Martel Capital LLC stated that Martel Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Martel Capital LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Martel Capital LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Monroe J Chalmers CPA PC

St. James, New York
February 28, 2017